SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:

Dominique Vercammen, Finance Manager	Jody Burfening
ICOS Vision Systems Corporation NV	Lippert/Heilshorn & Associates, Inc
Tel: 32 16 398 220	212-838-3777 (ext. 6608)
jody@lhai.com

ICOS VISION SYSTEMS ANNOUNCES FOURTH QUARTER

AND FISCAL YEAR 2002 RESULTS

Heverlee, Belgium – February 21, 2003 – ICOS Vision Systems Corporation NV (Nasdaq and Nasdaq Europe: IVIS), a world leader in vision solutions, today announced results for the fourth quarter and year ended December 31, 2002.

Beginning with the fourth quarter of 2002, ICOS is reporting its financial results in Euro rather than dollars. A review of the quarterly financial statements for fiscal years 2001 and 2002 presented in Euro is available in the investor relations section of the company’s web site at www.icos.be.

Revenues for the three months ended December 31, 2002 were 8.66 million Euro compared to third quarter revenues of 8.62 million Euro, and more than double the 3.67 million Euro reported in the fourth quarter of 2001. Income from operations for the fourth quarter of 2002 was 427,000 Euro, representing a nearly fourfold gain over the third quarter operating profit of 105,000 Euro. For the fourth quarter of 2001, the company reported an operating loss of 1.87 million Euro. The net loss for the fourth quarter of 2002 was 0.93 million Euro, or 0.09 Euro per share, compared to a net loss of 1.22 million Euro, or 0.12 Euro per share, for the same quarter last year. Included in the net loss for the fourth quarter of 2002 is a 0.7 million one time non cash charge, primarily arising from a lower corporate tax rate in Belgium and a 0.76 million pre-tax foreign currency exchange loss.

Revenues for 2002 were 30.6 million Euro compared to 26.5 million Euro in 2001, an increase of 15%. On a dollar basis, revenues for 2002 grew 22% over 2001. Loss from operations in 2002 was 325,000 Euro compared to a loss from operations of 13.7 million Euro in 2001. The net loss for 2002 was 2.4 million Euro, or 0.23 Euro per share, compared to a net loss of 8.7 million Euro, or 0.83 Euro per share, in 2001. The company ended the year with 25.9 million Euro in cash and cash equivalents and generated 1.4 million Euro in net cash from operating activities during the year.

For the full year 2002, board level products accounted for approximately 15% of revenues, while system level products and inspection machines accounted for 14% and 71% of revenues, respectively. On a geographic basis, Europe represented 26% of revenues, Japan 20%, Singapore 8%, other parts of Asia 41%, and the United States 5%.

“During the fourth quarter, ICOS continued to perform well under very difficult market conditions, with revenues up slightly and operating profit increasing substantially over the third quarter,” said Anton DeProft, ICOS’ president and chief executive officer. “It also marked the third consecutive quarter of operating profits. With our cost structure in line with current market conditions, we generated nearly 700,000 Euro net cash from operations.”

Mr. DeProft added, “ICOS has proven to be a resilient company in 2002. Even though capital spending remained soft, we enlarged our customer basis substantially and are now selling to all the major integrated device manufacturers and subcontractors. At the same time, we established a dominant market leadership position in the tray based component inspection market, and expanded our addressable market through new product introductions, investing nearly 22% of revenues on research and development. As a result, we ended the year in a stronger competitive position and prepared for growth once the investment cycle in the semiconductor industry resumes.”

“Nevertheless, spending patterns remain difficult to predict in light of ongoing global economic weakness and political instability. We expect revenues in the first quarter will remain flat relative to the fourth quarter. At this level of revenue, we also expect to remain profitable on an operating income basis and, excluding any foreign currency exchange loss, to generate a net profit.”

ICOS is a leading worldwide developer and supplier of inspection equipment, primarily for the semiconductor packaging industry. The company believes to have the most comprehensive line of 2D and 3D inspection solutions for its target markets. ICOS has three product lines: its stand-alone inspection equipment performs the final outgoing inspection and taping of various types of semiconductor components and its board-level and system level OEM inspection systems are integrated at various stages of the semiconductor packaging process and in the electronic assembly equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore and Hong Kong.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release, such as market conditions and the Company’s expected financial performance in the first quarter of 2003 and the balance of 2003, and any other statements about ICOS’ plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, risks related to the evolution of the economical and political situation, risks related to the evolution of the semiconductor and semiconductor equipment markets, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company’s competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company’s dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business worldwide and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based. Further discussion of risk factors is also available in the Company’s SEC filings.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.ICOS.be

ICOS Vision Systems Corporation NV

Consolidated Statements of Operations according to US GAAP

(in thousands of EURO, except for share and per share data)

	Three Months Ended December 31		Twelve Months Ended December 31
	2002	2001	2002	2001
			(audited)	(audited)
Revenues	8,659	3,668	30,550	26,463
Cost of goods sold	3,690	1,628	12,208	17,383

Gross profit	4,969	2,040	18,342	9,080

Operating expenses:
Research & development	1,642	1,572	6,664	7,916
Selling, general & administrative	2,900	2,269	12,003	14,572
Amortization of Goodwill	—	64	—	256
Total operating expenses	4,542	3,905	18,667	22,744

Income (loss) from operations	427	(1,865)	(325)	(13,664)

Other income (expense):
Interest income	58	175	368	828
Other income	49	18	117	84
Foreign currency exchange gain (loss)	(758)	16	(1,982)	725
Net other income (expense)	(651)	209	(1,497)	1,637

Net income (loss) before taxes	(224)	(1,656)	(1,822)	(12,027)

Income taxes	702	(433)	620	(3,293)

Net income (loss)	(926)	(1,223)	(2,442)	(8,734)

Basic and diluted earnings per share	(0.09)	(0.12)	(0.23)	(0.83)
Weighted average number of shares	10,507,810	10,507,810	10,507,810	10,507,810

ICOS Vision Systems Corporation NV

CONSOLIDATED BALANCE SHEETS according to US GAAP

(in thousands of EURO)

	December 31, 2002	December 31, 2001
	(audited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	25,880	20,652
Trade accounts receivable	7,625	3,524
Inventories	11,688	16,995
Other current assets	1,996	4,549

Total current assets	47,189	45,720

Net property and equipment	9,585	8,304
Other assets	5,378	5,353
Total assets	62,152	59,377

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	1,170	2,095
Short term borrowings & current portion long term debt	619	128
Other current liabilities	4,214	4,833

Total current liabilities	6,003	7,056

Long term debt, excluding current portion	5,818	387
Other long-term liabilities	438	288

Total liabilities	12,259	7,731

STOCKHOLDERS’ EQUITY
Common stock	3,230	3,230
Additional paid-in-capital	22,317	21,947
Retained earnings	24,486	26,928
Accumulated other comprehensive income	(140)	(459)

Total shareholders’ equity	49,893	51,646

Total liabilities and stockholders’ equity	62,152	59,377

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: February 21, 2003	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President